Filed Pursuant to Rule 424(b)(3)
Registration No. 333-159167

GRIFFIN CAPITAL NET LEASE REIT, INC.

SUPPLEMENT NO. 4 DATED JULY 30, 2012

TO THE PROSPECTUS DATED APRIL 26, 2012

This document supplements, and should be read in conjunction with, the prospectus of Griffin Capital Net Lease REIT, Inc. dated April 26, 2012 and Supplement No. 3 thereto dated July 17, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering and the ownership of our operating partnership; and

•	an update to the “Management” section of our prospectus.

Status of Our Offering and Ownership of Our Operating Partnership

Through July 25, 2012, we have received aggregate gross offering proceeds of approximately $93.4 million, which includes approximately $2.4 million from a private offering of our shares, which terminated on November 6, 2009, and approximately $91.0 million in our initial public offering.

We commenced our initial public offering of shares of our common stock on November 6, 2009. As of July 25, 2012, in connection with our initial public offering, we have issued approximately 9.2 million shares of our common stock for gross proceeds of approximately $91.0 million, including shares issued pursuant to the distribution reinvestment plan (DRP). As of July 25, 2012, approximately 73.4 million shares remained available for sale to the public under our initial public offering, including shares available under the DRP.

As of July 25, 2012, we owned approximately 70% of the limited partnership units of our operating partnership, The GC Net Lease REIT Operating Partnership, L.P., and our sponsor, Griffin Capital Corporation, and certain affiliates of our sponsor including our Chief Executive Officer and Chairman, Kevin A. Shields, our Vice President — Acquisitions, Don G. Pescara, and David C. Rupert, our President and the President of our sponsor, owned approximately 20% of the limited partnership units of our operating partnership. The remaining approximately 10% of the limited partnership units were owned by unaffiliated third parties.

Updates to “Management”

On July 30, 2012, our board of directors created a Chief Executive Officer position and appointed Kevin A. Shields, our current President and Chairman of our board, as Chief Executive Officer. In connection therewith, our board appointed David C. Rupert, the President of our sponsor, as our President.

An updated table with certain information about our executive officers and directors is as follows:

Name	Age	Position(s)
Kevin A. Shields	54	Chairman of the Board of Directors and Chief Executive Officer
David C. Rupert	55	President
Michael J. Escalante	52	Vice President and Chief Investment Officer
Joseph E. Miller	49	Chief Financial Officer and Treasurer
Mary P. Higgins	53	Vice President, General Counsel and Secretary
Don G. Pescara	49	Vice President — Acquisitions
Julie A. Treinen	52	Vice President — Asset Management
Gregory M. Cazel	50	Independent Director
Timothy J. Rohner	50	Independent Director

Kevin A. Shields’ biographical information is contained on pages 82-83 of our prospectus, and David C. Rupert’s biographical information is contained on page 96 of our prospectus.